Mail Stop 3561

September 13, 2006

Jianbin Chen, President
Revo Ventures, Inc.
Post Office 020
Lu Yuan District, Chang Chun
Ji Lin, China 130062

Re: Revo Ventures, Inc.
Registration Statement on Form SB-2
Filed August 30, 2006
File No. 333-136981

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   As all of Revo Ventures' outstanding securities are being registered for resale, the proposed offering appears to be an offering "by or on behalf" of the registrant. Because Revo Ventures is unable to conduct an "at the market" offering under Rule 415, please revise the terms of the offering to indicate that the securities will be offered and sold at a fixed price, which is disclosed in your prospectus, for the duration of the offering. Also, please disclose that the selling shareholder is acting as an underwriter for the registrant when reselling the securities.

2.   The prospectus refers to selling shareholders, in the plural, although there appears to be only one. Please revise your filing throughout, as appropriate.

3.   We understand that Mr. Chen will offer shares for Revo Ventures in a primary offering and also offer his own shares in the resale offering. Please disclose how he will conduct these simultaneous offerings, including the manner for determining whether shares offered and sold to a particular investor are part of the primary offering or part of the resale offering.

Report of Independent Registered Public Accounting Firm

4.   We note that you are a domestic issuer with Chinese startup operations and a Canadian auditor. Please explain to us why you engaged a Canadian auditor. The staff interprets Article 2 of Regulation S-X to require the audit report on the financial statements of an issuer that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the US. However, certain of these issuers may be headquartered, conduct their principal operations, or have most of their assets, outside of the US. In these circumstances, the staff will consider all relevant factors in evaluating the appropriateness of the location from which the audit report was rendered. The following factors are likely to be significant in most situations:

- Are the majority of the issuer's assets and operations located outside the US?
- Are the majority of the issuer's assets and operations located in the country where the auditor resides?
- Are the issuer's management and accounting records located in the country where the auditor resides?
- Is the majority of the audit work conducted outside the US?

5.　　　We note that your auditor's report opined on the financial statements "as at 30 June 2005." The audit report should refer to the financial statements presented in the registration statement for the period required by Item 310(a) of Regulation S-B. Also, the audit report should clearly identify the period covered (e.g., "from April 17, 2006 (inception) to July 31, 2006") in its scope. Please advise your auditor to revise its report accordingly.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

                                                        Sincerely,

                                                        John D. Reynolds
                                                        Assistant Director

cc: Ms. Leah Finke
        7251 West Lake Mead Boulevard, Suite 300
        Las Vegas, NV 89128